SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)

                                  MedQuist Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                    584949101
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                                 (CUSIP Number)


                             Stephen M. Kotran, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 31, 2000
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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CUSIP NO. 584949101
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 1.      NAME OF REPORTING PERSON

         Koninklijke Philips Electronics N.V.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         222531298
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS
         OO
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
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                  7.     SOLE VOTING POWER
  NUMBER OF              24,400,086
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.     SHARED VOTING POWER
  OWNED BY               1,910,974
    EACH          --------------------------------------------------------------
 REPORTING        9.     SOLE DISPOSITIVE POWER
   PERSON                24,400,086
    WITH          --------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER
                         1,910,974
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         26,311,060
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         64.6%
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14.      TYPE OF REPORTING PERSON

         CO
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                                       -2-

Item 1.  Security and Issuer.

         This Amendment No. 2 relates to the common stock, no par value (the "Shares") of MedQuist Inc., a New Jersey Corporation. This Amendment No. 2 amends and supplements Item 5 of the Statement on Schedule 13D dated June 6, 2000 and Amendment No. 1 to such Schedule 13D dated July 28, 2000, previously filed by Koninklijke Philips Electronics N.V., a corporation incorporated under the laws of the Netherlands("Royal Philips"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the original Schedule 13D.

Item 5.  Interest in Securities of Issuer.

         Item 5 is hereby amended and supplemented as follows:

         (a). As of the date hereof, Royal Philips beneficially owns 26,311,060 Shares, which constitutes approximately 64.6% of the outstanding Shares on a fully diluted basis.

         (b). Royal Philips has sole voting and dispositive power over 24,400,086 Shares of the Issuer and has shared voting and/or dispositive power over 1,910,974 Shares of the Issuer.

         (c). Between July 28, 2000 and August 1, 2000, Royal Philips purchased 1,000,000 Shares in open market transactions effected on the Nasdaq National Market at prices ranging from $21.1875 to $21.8750 per Share as follows:


Date                   Shares                Price
----                   ------                -----

July 28, 2000          150,000               $21.2500
July 28, 2000          100,000               $21.3750
July 31, 2000          150,000               $21.3750
July 31, 2000          100,000               $21.1875
August 1, 2000         500,000               $21.8750


         None of the persons listed in Schedule I beneficially owns or has the right to acquire any Shares or has engaged in any transaction in the Shares in the past 60 days.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2000



                                            KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                            By:  /s/  ADRI BAAN
                                               ---------------------------------
                                            Name:  Adri Baan
                                            Title: Executive Vice President
                                                   Royal Philips Electronics.


                                            By:  /s/  JAN H.M. HOMMEN
                                               ---------------------------------
                                            Name:  Jan H. M. Hommen
                                            Title: Executive Vice President
                                                   Royal Philips Electronics.